Filed by Comcast Corporation Pursuant to
                                       Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                     Subject Company: AT&T Corp.
                                                      Commission File No. 1-1105

                                                            Date: August 1, 2001


         The following press release was issued by Comcast Corporation:


[COMCAST LOGO]                                                   PRESS RELEASE

Contact:
Kelley L. Claypool, Manager, Investor Relations               (215) 981-7729
Marlene S. Dooner, Vice President, Investor Relations         (215) 981-7392
William E. Dordelman, Vice President, Finance                 (215) 981-7550


FOR IMMEDIATE RELEASE


                  COMCAST REPORTS STRONG SECOND QUARTER RESULTS

                                       ***

                  COMCAST CABLE REPORTS 13% PRO FORMA OPERATING
                                CASH FLOW GROWTH

           Year-End Guidance For New Services Increased Substantially

                    Comcast Digital Cable Guidance Increased
                  from 2 Million to 2.2 Million Subscriptions

          High-Speed Data Guidance Increased 27% to 950,000 Subscribers

                                       ***

                 QVC ACHIEVES OPERATING CASH FLOW GROWTH OF 19%

Philadelphia, PA - August 1, 2001...Comcast Corporation today reported results for the three and six months ended June 30, 2001.

Brian L. Roberts, president of Comcast Corporation said, "We are pleased to report strong growth in all of Comcast's core businesses during the second quarter. Comcast Cable's marketing and sales efforts, aggressive plant upgrades and broadband service rollouts continue to yield industry-leading penetration results and double-digit cash flow growth while maintaining strong margins. Cable's impressive growth attests to the Company's ability to rapidly integrate and upgrade acquired systems and deliver new products, while driving cash flow margins on-par with or above the industry standard."

"As a result of strong market demand and our successful deployment strategies, we are also pleased to increase guidance on our digital cable and high speed data products. By year-end, we now anticipate having at least 2.2 million Digital Cable subscriptions and 950,000 high-speed data subscribers."

Mr. Roberts added, "Our Commerce and Content results are equally exciting. QVC again delivered outstanding results, with consolidated revenue growth of nearly 14% and consolidated operating cash flow growth of over 24% before start-up costs for QVC-Japan, our most recent new market entry. Our content businesses also generated double-digit revenue and cash flow growth, continuing to attract larger audiences."


Cable Division Results

Pro forma cable division revenues for the quarter ended June 30, 2001 were $1.285 billion, representing a 9.7% increase from the $1.171 billion in the second quarter of 2000. Pro forma operating cash flow for the quarter was $561.7 million, an increase of 13.0% over the $497.1 million for the same period of 2000. Pro forma cable results for the second quarter assume that the Prime acquisition, completed on August 1, 2000, the cable systems exchanges with AT&T Corp. and Adelphia Communications Corp. completed on December 31, 2000 and on January 1, 2001, respectively, and the acquisition of 585,000 cable subscribers from AT&T completed on April 30, 2001 were effective on January 1, 2000. Pro forma results exclude the acquisition of approximately 112,000 cable subscribers from AT&T completed on June 30, 2001.

Cable subscribers grew to 8.307 million, a twelve-month trailing growth rate of 1%. Continuing strong demand for Comcast Digital Cable contributed to a 6.7% increase in pro forma video revenues in the second quarter. High-speed data service revenue more than doubled over the second quarter of 2000. Pro forma advertising revenues grew 9.9% as the ongoing success of Comcast MarketLink, our regional fiber interconnects, in attracting new advertising business helped offset a generally weak advertising environment. Operating cash flow margins improved to 43.7% from 42.5% reflecting the successful integration and improved operating performance of recently acquired cable properties.

Mr. Roberts said, "The cable division continues to deliver terrific operating performance and growth, even as we integrate new cable systems and continue to make significant investments in our cable infrastructure. During the second quarter, we maintained our aggressive rebuild plan that will result in 95% of all our systems being upgraded by the end of this year."

The cable division added 200,900 Digital Cable subscriptions in the second quarter, a weekly average of approximately 15,500 to finish the quarter with
1.84 million Digital Cable units and a subscription penetration rate of nearly 23%. During the quarter, the cable division added more than 390,800 digital-ready subscribers to the Comcast Digital Cable footprint; this service is now available to nearly 97% of Comcast's cable subscribers.

During the quarter, the cable division added 101,300 Comcast@Home customers, a weekly average of approximately 7,800 net additions. At quarter end, 8.0 million homes, or nearly 60% of the homes in Comcast's footprint were marketed the Comcast@Home high-speed Internet service.


Commerce: QVC

QVC's consolidated revenues for the quarter ended June 30, 2001 were $876.0 million, representing a 13.7% increase from the $770.6 million reported in the second quarter of 2000. Consolidated operating cash flow for the quarter was $159.8 million, an increase of 19.3% over the $134.0 million reported in the prior year quarter. Excluding the results of QVC-Japan, consolidated operating cash flow increased 24.1% to $166.4 million.

Mr. Roberts said, "QVC's domestic business increased revenue by 15% and continued to drive sustainable improvements in productivity that resulted in operating cash flow growth of nearly 23% and cash flow margin expansion from 20.6% to 22.0%."


Content

Comcast's content businesses include E! Networks, Comcast-Spectacor, Home Team Sports, acquired on February 14, 2001, and The Golf Channel, consolidated effective June 2001, when Comcast increased its equity ownership to 91%. Pro forma results assume that the Home Team Sports acquisition and the consolidation of The Golf Channel occurred on January 1, 2000.

Solid growth in carriage continued to drive the results of E! Networks and The Golf Channel, contributing to double-digit increases in revenue and operating cash flow for both cable networks. As a whole, Comcast's content business segment reported pro forma revenue and operating cash flow growth of 15.0% and 21.1%, respectively, in the second quarter.

Business Communications

The Company's business communications results include the operating results of new initiatives in both the U.S. and Europe.

Comcast Business Communications (CBC) reported revenues of $9.6 million and an operating cash flow loss of $15.9 million in the second quarter as it continued to build out its network in central and northern New Jersey and Philadelphia. CBC has been established to further leverage Comcast's domestic cable infrastructure by providing a complete voice, data and Internet service bundle to small and medium-sized businesses in eight key markets served by Comcast Cable.


Consolidated Financials

For the three months ended June 30, 2001, the Company reported consolidated revenues of $2.299 billion, a 20.2% increase from the $1.912 billion reported in the second quarter of 2000. Consolidated operating cash flow increased 16.2% to $700.4 million from the $602.8 million reported in the second quarter of 2000. The Company's consolidated results include the Prime acquisition, completed on August 1, 2000, the cable systems exchanges with AT&T Corp. and Adelphia Communications Corp. completed on December 31, 2000 and on January 1, 2001, respectively, the acquisition of 585,000 cable subscribers from AT&T completed on April 30, 2001, the acquisition of Home Team Sports on February 14, 2001, and the consolidation of The Golf Channel as of June, 2001. Pro forma results assume that all acquisitions and exchanges were effective on January 1, 2000. Pro forma results exclude the acquisition of approximately 112,000 cable subscribers from AT&T completed on June 30, 2001 although these assets are included in the Company's balance sheet. On a pro forma basis, and excluding the effects of the Company's new business communications initiatives, the Company's consolidated revenues and operating cash flow for the quarter ended June 30, 2001 increased 11.4% and 16.0%, respectively, over the second quarter of 2000.

For the six months ended June 30, 2001, the Company reported consolidated revenues of $4.495 billion, a 16.7% increase from the $3.851 billion reported in the first half of 2000. Consolidated operating cash flow increased 12.7% to $1.341 billion from the $1.190 billion reported for the six months ended June 30, 2000. On a pro forma basis, and excluding the effects of the Company's new business communications initiatives, the Company's consolidated revenues and operating cash flow for the six months ended June 30, 2001 increased 10.0% and 14.7%, respectively, over the same 2000 period.

Financial Guidance: 2001

Comcast is reiterating 2001 revenue and cash flow growth guidance for its cable, commerce and content operations and its new business communications initiatives. Comcast is increasing its guidance for cable new service units and cable capital expenditures as follows:

o Comcast Cable expects to have 2.2 million Digital Cable subscriptions at year-end 2001, up from previous guidance of 2.0 million Digital Cable subscriptions.
o Comcast Cable expects to have 950,000 Comcast@Home high-speed data customers at year-end 2001, up from previous guidance of 750,000 customers.

o As a result of its accelerated rebuild program and higher Digital Cable and Comcast@Home year-end customer targets, Comcast Cable expects to invest $1.75 billion in capital expenditures in 2001, up from previous guidance of $1.45 billion.

This press release contains forward-looking statements. Readers are cautioned that such forward-looking statements involve risks and uncertainties that could significantly affect actual results from those expressed in any such forward-looking statements. Readers are directed to Comcast's Quarterly Report on Form 10-Q for a description of such risks and uncertainties.

Comcast Corporation will hold its quarterly conference call with investors today, August 1, 2001, at 4:30 p.m. Eastern Time (ET). The call will be broadcast live via the Internet at www.cmcsk.com. The slide presentation referenced during the conference call will be available at www.cmcsk.com shortly before 4:30 p.m. A recording of the call will be available on the Company's website from 8 p.m. ET on August 1, 2001 through midnight ET on August 8, 2001.

In addition, the conference call is available by dialing (847) 413-3149. A telephone replay will begin immediately following the call until August 2, 2001 at midnight ET. To access the rebroadcast, please dial (630) 652-3000 and enter code 4403651.

To automatically receive Comcast financial news by email, please visit www.cmcsk.com and subscribe to e-mail Alerts.

Comcast Corporation (www.comcast.com) is principally involved in the development, management and operation of broadband cable networks, and in the provision of electronic commerce and programming content. Comcast Cable is the third largest cable company in the United States serving more than 8.4 million cable subscribers. Comcast's commerce and content businesses include majority ownership of QVC, Comcast-Spectacor, Comcast SportsNet and The Golf Channel, a controlling interest in E! Networks, and other programming investments. Comcast's Class A Special and Class A Common Stock are traded on The Nasdaq Stock Market under the symbols CMCSK and CMCSA, respectively.


                                                          COMCAST.

                                 Condensed Consolidated Statement of Operations (Unaudited)
                                            (in millions, except per share data)


                                                                       Three Months Ended           Six Months Ended
                                                                      June 30,                    June 30,
                                                                        2001          2000          2001          2000
                                                                    ------------  ------------  ------------  -----------
Service revenues                                                       $1,422.5      $1,141.5      $2,734.6      $2,259.4
Net sales from electronic retailing                                       876.0         770.6       1,760.0       1,591.6
                                                                    ------------  ------------  ------------  -----------
                                                                        2,298.5       1,912.1       4,494.6       3,851.0

Cost of goods sold from electronic retailing                              555.2         488.2       1,111.8       1,015.2
Operating, selling, general and administrative expenses                 1,042.9         821.1       2,041.5       1,646.1
                                                                    ------------  ------------  ------------  -----------

Operating cash flow                                                       700.4         602.8       1,341.3       1,189.7

Depreciation expense                                                      250.9         204.8         472.2         376.7
Amortization expense                                                      582.8         429.6       1,102.9         803.4
                                                                    ------------  ------------  ------------  -----------
Operating income (loss)                                                  (133.3)        (31.6)       (233.8)          9.6

Interest expense                                                         (176.2)       (163.2)       (358.5)       (331.8)
Investment income                                                         502.7         314.8         717.4         959.4
Income (expense) related to indexed debt                                                289.5                      (398.0)
Equity in net losses of affiliates                                         (9.5)         (1.1)         (6.6)         (4.0)
Other income (expense)                                                     (6.3)          2.2       1,187.9          (8.6)
                                                                    ------------  ------------  ------------  -----------
                                                                          310.7         442.2       1,540.2         217.0
                                                                    ------------  ------------  ------------  -----------
 Income before income taxes, minority interest,
  extraordinary items and cumulative effect of accounting change          177.4         410.6       1,306.4         226.6

Income tax expense                                                       (103.8)       (185.1)       (589.4)       (153.3)
Minority interest                                                         (36.9)        (26.7)        (63.6)        (60.9)
                                                                    ------------  ------------  ------------  -----------
Income before extraordinary items and cumulative
  effect of accounting change                                              36.7         198.8         653.4          12.4

Extraordinary items                                                        (1.5)        (11.1)         (1.5)        (16.2)

Cumulative effect of accounting change                                                                384.5
                                                                    ------------  ------------  ------------  -----------

Net income (loss)                                                          35.2         187.7       1,036.4          (3.8)

Preferred dividends                                                                      (7.6)                      (15.1)
                                                                    ------------  ------------  ------------  -----------
Net income (loss) for common stockholders                                 $35.2        $180.1      $1,036.4        ($18.9)
                                                                    ============  ============  ============  ===========

Basic earnings (loss) for common stockholders per common share
  Income before extraordinary items and cumulative effect
    of accounting change                                                  $0.04         $0.21         $0.69
  Extraordinary items                                                                   (0.01)                     ($0.02)
  Cumulative effect of accounting change                                                               0.40
                                                                    ------------  ------------  ------------  -----------
  Net income (loss)                                                       $0.04         $0.20        $ 1.09        ($0.02)
                                                                    ============  ============  ============  ===========

Basic weighted average number of common shares outstanding                951.1         909.8         948.2         873.2
                                                                    ============  ============  ============  ===========
Diluted earnings (loss) for common stockholders per common share
  Income before extraordinary items and cumulative effect
    of accounting change                                                  $0.04         $0.20         $0.67
  Extraordinary items                                                                   (0.01)                     ($0.02)
  Cumulative effect of accounting change                                                               0.40
                                                                    ------------  ------------  ------------  -----------
  Net income (loss)                                                       $0.04         $0.19         $1.07        ($0.02)
                                                                    ============  ============  ============  ===========

Diluted weighted average number of common shares outstanding              965.6         974.7         965.3         873.2
                                                                    ============  ============  ============  ===========


                                                     Comcast.
                                 Condensed Consolidated Balance Sheet (Unaudited)
                                                  (in millions)


                                                                                    June 30,        December 31,
                                                                                      2001              2000
                                                                                -----------         ------------
ASSETS

    CURRENT ASSETS
       Cash and cash equivalents                                                     $745.9               $651.5
       Investments                                                                  1,928.7              3,059.7
       Accounts receivable, net                                                       828.8                891.9
       Inventories, net                                                               471.8                438.5
       Other current assets                                                           186.3                102.8
                                                                                -----------         ------------
            Total current assets                                                    4,161.5              5,144.4
                                                                                -----------         ------------
    INVESTMENTS                                                                     2,844.6              2,661.9
                                                                                -----------         ------------
    PROPERTY AND EQUIPMENT                                                          8,290.6              6,799.2
       Accumulated depreciation                                                    (1,818.3)            (1,596.5)
                                                                                -----------         ------------
       Property and equipment, net                                                  6,472.3              5,202.7
                                                                                -----------         ------------
    DEFERRED CHARGES                                                               30,434.5             26,865.9
       Accumulated amortization                                                    (5,272.2)            (4,130.4)
                                                                                -----------         ------------
       Deferred charges, net                                                       25,162.3             22,735.5
                                                                                -----------         ------------
                                                                                  $38,640.7            $35,744.5
                                                                                ===========         ============
LIABILITIES AND STOCKHOLDERS' EQUITY

    CURRENT LIABILITIES
       Accounts payable and accrued expenses                                       $3,116.0             $2,852.9
       Accrued interest                                                               143.3                105.5
       Deferred income taxes                                                          225.8                789.9
       Current portion of long-term debt                                              548.0                293.9
                                                                                -----------         ------------
            Total current liabilities                                               4,033.1              4,042.2
                                                                                -----------         ------------
    LONG-TERM DEBT, less current portion                                           11,450.7             10,517.4
                                                                                -----------         ------------
    DEFERRED INCOME TAXES                                                           6,426.2              5,786.7
                                                                                -----------         ------------
    MINORITY INTEREST & OTHER                                                       1,670.2              1,257.2
                                                                                -----------         ------------
    COMMON EQUITY PUT OPTIONS                                                                               54.6
                                                                                -----------         ------------
    STOCKHOLDERS' EQUITY
       5.25% series B convertible preferred stock                                                           59.5
       Class A special common stock                                                   914.2                908.0
       Class A common stock                                                            21.8                 21.8
       Class B common stock                                                             9.4                  9.4
       Additional capital                                                          11,747.5             11,598.8
       Retained earnings                                                            2,075.8              1,056.5
       Accumulated other comprehensive income                                         291.8                432.4
                                                                                -----------         ------------
            Total stockholders' equity                                             15,060.5             14,086.4
                                                                                -----------         ------------
                                                                                  $38,640.7            $35,744.5
                                                                                ===========         ============


                                                    Comcast.
                          Pro Forma Financial Data by Business Segment (Unaudited) (1)
                                        (in millions, except margin data)

                                                                                  (4)
                                              (2)                     (3)        Business        (5)
                                             Cable     Commerce     Content   Communications    Other           Total
                                             -----     --------     -------   --------------    -----           -----

Three Months Ended June 30, 2001
Revenues                                    $1,284.8      $876.0      $201.0           $9.6      ($20.6)       $2,350.8
Operating Cash Flow (Deficit)                 $561.7      $159.8       $55.7         ($38.8)     ($18.3)         $720.1
Operating Cash Flow Margin                     43.7%       18.2%       27.7%         (404.2)%        NM           30.6%
Capital Expenditures (6)                      $511.6       $41.9        $5.1          $77.0        $1.4          $637.0
Total Debt (7)                              $8,043.4      $413.7      $440.8                   $3,100.8       $11,998.7

Three Months Ended June 30, 2000
Revenues                                    $1,170.9      $770.6      $174.8          $10.2      ($13.8)       $2,112.7
Operating Cash Flow (Deficit)                 $497.1      $134.0       $46.0          ($9.0)     ($23.0)         $645.1
Operating Cash Flow Margin                     42.5%       17.4%       26.3%          (88.2)%        NM           30.5%
Capital Expenditures (6)                      $262.8       $43.2        $9.6           $3.3        $0.0          $318.9
Total Debt (7)                              $6,063.6      $526.8      $402.2                   $3,372.9       $10,365.5

Six Months Ended June 30, 2001
Revenues                                    $2,507.1    $1,760.0      $418.1          $19.1      ($38.6)       $4,665.7
Operating Cash Flow (Deficit)               $1,082.2      $332.5      $103.7         ($73.8)     ($42.3)       $1,402.3
Operating Cash Flow Margin                     43.2%       18.9%       24.8%         (386.4)%        NM           30.1%
Capital Expenditures (6)                      $949.3       $68.0       $14.2         $115.5       $11.9        $1,158.9

Six Months Ended June 30, 2000
Revenues                                    $2,297.4    $1,591.6      $362.6          $19.7      ($27.9)       $4,243.4
Operating Cash Flow (Deficit)                 $966.6      $278.7       $87.3         ($14.1)     ($45.8)       $1,272.7
Operating Cash Flow Margin                     42.1%       17.5%       24.1%          (71.6)%        NM           30.0%
Capital Expenditures (6)                      $491.3       $77.9       $21.1           $8.3        $9.4          $608.0

(1)  The information presented above is not necessarily indicative of what the results would have been had the Company operated the acquired businesses and exchanged systems since the beginning of 2000. Historical financial data by business segment, as required under generally accepted accounting principles, is available in the Company's
     Quarterly Report on Form 10-Q.

(2)  The Company acquired Prime Communications LLC in August 2000. The Company completed its systems exchanges with AT&T
     Corp. and Adelphia Communications Corp. in December 2000 and January 2001, respectively. In April 2001, the Company acquired cable systems serving 585,000 subscribers from AT&T Corp. Pro forma financial data for our Cable segment is presented as if these acquisitions and systems exchanges occurred at the beginning of 2000. On June 30, 2001, the Company acquired a cable system serving approximately 112,000 subscribers in Baltimore, Maryland from AT&T. Pro forma financial data by business segment excludes the effects of this acquisition for all periods presented.

(3)  Content includes E! Entertainment Television, Inc. , Comcast-Spectacor, Home Team Sports and The Golf Channel. The
     Company acquired Home Team Sports and consolidated The Golf Channel in February 2001 and June 2001, respectively.
     Pro forma data for our Content segment is presented as if these events occurred at the beginning of 2000.

(4)  Business Communications includes the Company's domestic wireline telecommunications business and international wireless operations.

(5)  Other includes Corporate and elimination entries related to the segments presented.

(6)  For acquired businesses, includes capital expenditures made by the Company subsequent to the date of acquisition by the Company.

(7)  Total debt includes both current and long-term portions as reported in the Company's condensed consolidated balance sheet.


                                             Comcast.
                      Pro Forma Other Data - Cable Segment (Unaudited)(1)(2)

                                                 (3)                   Comcast     (4)
                                                Video    Advertising    @Home     Other    Total
                                                -----    -----------    -----     -----    -----

Three Months Ended June 30, 2001
Revenue (millions)                            $1,089.0      $87.9       $64.7      $43.2  $1,284.8
Monthly average revenue per cable subscriber    $43.69      $3.53       $2.60      $1.73    $51.55


Three Months Ended June 30, 2000
Revenue (millions)                            $1,020.8      $80.0       $30.7      $39.4  $1,170.9
Monthly average revenue per cable subscriber    $41.38      $3.24       $1.24      $1.60    $47.46


Six Months Ended June 30, 2001
Revenue (millions)                            $2,145.3     $158.7      $119.2      $83.9  $2,507.1
Monthly average revenue per cable subscriber    $43.09      $3.19       $2.39      $1.69    $50.36

Six Months Ended June 30, 2000
Revenue (millions)                            $2,018.2     $144.9       $57.3      $77.0  $2,297.4
Monthly average revenue per cable subscriber    $40.99      $2.94       $1.16      $1.57    $46.66

-------------------------------------------------------------------------------------------------------

                                                                                  Growth       Growth
                                                2Q01      1Q01       2Q00        vs. 1Q01    vs. 2Q00
                                                ----      ----       ----        --------    --------
Cable
Homes Passed (000's)                          13,472.5   13,401.8  13,130.8         0.5%       2.6%
Subscribers (000's)                            8,306.5    8,314.7   8,221.5        (0.1)%      1.0%
Subscribers (000's) including Baltimore
  acqurie 6/30/01                              8,418.3
Penetration                                       61.7%      62.0%     62.6%      (0.3) pts   (0.9) pts
Quarterly Net Subscriber Additions (000's)        (8.2)      47.0      10.3         NM          NM


Digital Cable
"Digital Ready" Subscribers (000's)            8,042.4    7,651.6   7,085.2         5.1%      13.5%
Subscriptions (000's) (5)                      1,840.1    1,639.2   1,038.6        12.3%      77.2%
Penetration (6)                                   22.9%      21.4%     14.7%        1.5 pts    8.2 pts
Quarterly Net Subscription Additions (000's)     200.9      158.3     192.6        26.9%       4.3%
Monthly Average Revenue per Subscription        $10.79     $10.61    $10.01         1.7%       7.8%

Comcast @Home
"Modem Ready" Homes Passed (000's)             7,955.8    7,913.0   4,969.3         0.5%      60.1%
Subscribers (000's)                              675.6      574.3     296.9        17.6%     127.6%
"Modem Ready" Penetration                          8.5%       7.3%      6.0%        1.2 pts    2.5 pts
Quarterly Net Subscriber Additions (000's)       101.3       95.0      51.2         6.6%      97.9%
Monthly Average Revenue per Subscriber          $36.93     $36.76    $41.06         0.5%     (10.1)%

----------------------------------------------------------------------------------------------------
(1)  The information presented above is not necessarily indicative of what the results would have been had the Company operated the acquired businesses and exchanged systems since the beginning of 2000.

(2)  The Company acquired Prime Communications LLC in August 2000. The Company completed its systems exchanges with AT&T Corp. and Adelphia Communications Corp. in December 2000 and
     January 2001, respectively. In April 2001, the Company acquired cable systems serving
     585,000 subscribers from AT&T Corp. Pro forma other data for our Cable segment is presented as if these acquisitions and systems exchanges occurred at the beginning of 2000. On June
     30, 2001, the Company acquired a cable system serving approximately 112,000 subscribers in
     Baltimore, Maryland from AT&T. Pro forma other data by business segment excludes the effects of this acquisition for all periods presented unless otherwise noted.

(3)  Video revenues consist of our basic, expanded basic, premium, pay-per-view and digital services.

(4)  Other Cable subscriber revenues include installation revenues, guide revenues, commissions from electronic retailing, and other product offerings.

(5)  Each digital converter box counts as one digital cable subscription.

(6)  Digital cable subscriptions as a percentage of "digital ready" subscribers. Certain subscribers may have multiple digital cable subscriptions.


                                                          Comcast.
                                 Pro Forma Other Data - Commerce Segment (QVC) (Unaudited)

                                                         Base (1)        UK           Germany     Other (2)        Total
                                                         --------        --           -------     ---------        -----

Three Months Ended June 30, 2001
Revenue (millions)                                        $756.8         $64.0         $41.8         $13.4        $876.0
Gross Margin                                                37.2%         34.4%         28.4%         40.0%         36.6%
Operating Cash Flow (Deficit) (millions)                  $166.5          $3.2         ($2.7)        ($7.2)       $159.8
Operating Cash Flow Margin                                  22.0%          4.9%         (6.4)%       (53.3)%        18.2%
Average Homes (millions) (3)                                71.7           9.2          23.1           N/A           N/A
Revenue per Average Home (in local currency)              $10.56    pounds4.78          4.05 DM        N/A           N/A

Three Months Ended June 30, 2000
Revenue (millions)                                        $657.9         $71.5         $29.7         $11.5        $770.6
Gross Margin                                                37.0%         33.8%         29.2%         54.9%         36.7%
Operating Cash Flow (Deficit) (millions)                  $135.8          $2.0         ($4.7)         $0.9        $134.0
Operating Cash Flow Margin                                  20.6%          2.8%        (15.8)%        7.8%          17.4%
Average Homes (millions) (3)                                69.2           8.3          21.8           N/A           N/A
Revenue per Average Home (in local currency)               $9.51    pounds5.62          2.86 DM        N/A           N/A

Six Months Ended June 30, 2001
Revenue (millions)                                      $1,511.9        $132.7         $87.9         $27.5      $1,760.0
Gross Margin                                                37.3%         34.7%         28.7%         44.4%         36.8%
Operating Cash Flow (Deficit) (millions)                  $337.1          $8.6         ($3.4)        ($9.8)       $332.5
Operating Cash Flow Margin                                  22.3%          6.5%         (3.9)%       (35.7)%        18.9%
Average Homes (millions) (3)                                71.2           9.0          23.1           N/A           N/A
Revenue per Average Home (in local currency)              $21.22   pounds10.09          8.26 DM        N/A           N/A

Six Months Ended June 30, 2000
Revenue (millions)                                      $1,354.6        $150.5         $64.2         $22.3      $1,591.6
Gross Margin                                               36.5%          34.5%         28.8%         52.8%         36.2%
Operating Cash Flow (Deficit) (millions)                  $275.4         $10.0         ($7.4)         $0.7        $278.7
Operating Cash Flow Margin                                 20.3%           6.6%        (11.5)%        3.1%          17.5%
Average Homes (millions) (3)                                68.5           8.3          21.0           N/A           N/A
Revenue per Average Home (in local currency)              $19.78   pounds11.49          6.24 DM        N/A           N/A
------------------------
(1)  Base Business includes domestic channel and iQVC.

(2)  Other includes domestic and international infomercial businesses, and start-up costs for QVC Japan which launched in
     April 2001.

(3)  Note that while QVC has the potential to serve this many homes in Germany, it is estimated that only approximately
     40% of the homes in Germany are programmed to receive the QVC channel.

                                              Comcast.
                                 Summary of Investments (Unaudited)


                                                         June 30,   December 31,
                                                           2001         2000
                                                        ---------   -----------
Company                                      Ticker            (in millions)

AT&T Corp. (1) (2)                           T           $1,837.3      $1,174.3
Sprint Corp PCS Group                        PCS          2,156.9       2,149.8
Other                                                       316.6       1,873.0
                                                        ---------   -----------

Fair Value Investments                                   $4,310.8      $5,197.1
Cost Method Investments                                     300.4         128.4
Equity Method Investments                                   162.1         396.1
                                                        ---------   -----------
                      Total Investments                  $4,773.3      $5,721.6
                                                        =========      ========

Current Investments                                      $1,928.7      $3,059.7
Non-Current Investments                                   2,844.6       2,661.9
                                                        ---------   -----------
                      Total Investments                  $4,773.3      $5,721.6
                                                         ========      ========

(1) Of approximately 68 million shares of AT&T Corp. held by the Company at December 31,2000, 63.9 million shares were exchanged with AT&T Corp. for cable communications systems in April 2001.

(2) In June 2001, the Company and AT&T entered into an agreement whereby AT&T issued to the Company approximately 80.3 million unregistered shares of AT&T common stock and the Company agreed to settle its right under a previous agreement to exchange an aggregate 31.2 million Excite@Home Corporation shares and warrants held by the Company for shares of AT&T common stock. Under the terms of the June 2001 agreement, the Company retained the Excite@Home shares and warrants.


                                                              Comcast.
                                     Reconciliation of Diluted EPS to OCF per share (Unaudited)
                                            (dollars in millions, except per share data)

                                                                                 Three Months Ended          Six Months Ended
                                                                                     June 30,                    June 30,
                                                                                   2001       2000           2001          2000
                                                                                 --------   --------       --------      --------
Net income (loss) as reported                                                     $  35.2   $  187.7       $1,036.4         ($3.8)

Items to reconcile net income (loss) to operating cash flow:
  Depreciation & amortization                                                       833.7      634.4        1,575.1       1,180.1
  Interest expense                                                                  176.2      163.2          358.5         331.8
  Investment income - unrealized gain on trading securities (1)                    (392.4)                   (265.6)
  Investment expense - mark to market adjustments on derivatives
     and hedged items                                                               310.1                     196.1
  Investment income - gain on settlement of Share Exchange Agreement (2)           (296.3)                   (296.3)
  Investment income - gain on sales and exchanges of investments                   (151.7)    (272.1)        (163.3)       (861.5)
  Investment income - reclassification of unrealized gains (3)                                             (1,092.4)
  Investment expense - investment impairment losses (4)                              45.0        2.5          939.1           7.4
  (Income) expense related to indexed debt (5)                                                (289.5)                       398.0
  Other income - gain on Adelphia systems exchange (6)                                                     (1,198.6)
  Income tax expense                                                                103.8      185.1          589.4         153.3
  Cumulative effect of accounting change, net of tax (7)                                                     (384.5)
  All other, net (8)                                                                 36.8       (8.5)          47.4         (15.6)
                                                                                 --------     ------       --------      --------
Operating Cash Flow as reported                                                  $  700.4     $602.8       $1,341.3      $1,189.7
                                                                                 ========     ======       ========      ========

Diluted earnings (loss) per share as reported                                    $   0.04     $ 0.19       $   1.07      $  (0.02)
                                                                                 --------     ------       --------      --------

Items to reconcile diluted earnings (loss) per share to operating cash flow per share, net of estimated income tax expense,
 assuming a 35% rate:
  Depreciation & amortization                                                        0.56       0.42           1.06          0.88
  Interest expense                                                                   0.12       0.11           0.24          0.25
  Investment income - unrealized gain on trading securities (1)                     (0.26)                    (0.18)
  Investment expense - mark to market adjustments on derivatives
    and hedged items                                                                 0.21                      0.13
  Investment income - gain on settlement of Share Exchange Agreement (2)            (0.20)                    (0.20)
  Investment income - gain on sales and exchanges of investments                    (0.10)     (0.18)         (0.11)        (0.64)
  Investment income - reclassification of unrealized gains (3)                                                (0.74)
  Investment expense - investment impairment losses (4)                              0.03                      0.63          0.01
  (Income) expense related to indexed debt (5)                                                 (0.19)                        0.30
  Other income - gain on Adelphia systems exchange (6)                                                        (0.81)
  Cumulative effect of accounting change (7)                                                                  (0.40)
  All other, net (8)                                                                 0.07       0.05           0.21          0.11
                                                                                 --------     ------       --------      --------
Operating Cash Flow per share, net of
 estimated income tax expense                                                    $   0.47     $ 0.40       $   0.90      $   0.89
                                                                                 ========     ======       ========      ========

Diluted weighted average shares outstanding                                         965.6      974.7          965.3         873.2
                                                                                 ========     ======       ========      ========

(1)  In connection with the adoption of SFAS No. 133 (Derivatives) in the first quarter of 2001, the Company classified its investment in Sprint PCS from an available for sale security to a trading security.

(2)  Represents the gain recognized by the Company in connection with the settlement of its right under the June 2001 agreement described previously in note 2 to its Summary of Investments.

(3)  In connection with the adoption of SFAS No. 133, the Company reclassified its investment in Sprint PCS from an available for sale security to a trading security. The gain represents the accumulated unrealized gain on the Company's investment in Sprint
     PCS previously recorded as a component of accumulated other comprehensive income.

(4)  The Company records losses on its investments for which the Company has determined that a decline in value of the investment was considered other than temporary. The loss for the six months ended June 30, 2001 relates principally to the Company's investment in AT&T, a portion of which was exchanged on April 30, 2001.

(5)  Represents non-cash expense associated with the mark-to-market adjustment related to the Company's ZONES debt. Through December
     31, 2000, the ZONES were accounted for as an indexed debt instrument since the maturity value is dependent upon the fair value of Sprint PCS stock.

(6)  Represents the gain recognized upon the completion of the Company's cable systems exchange with Adelphia Communications
     Corporation in January 2001.

(7)  Represents the effects of adopting SFAS No. 133 in the first quarter of 2001.

(8)  Includes interest and dividend income, equity in net losses of affiliates, other income (expense), minority interest and extraordinary items.

   Note: The following notice is included to meet certain legal requirements:


                             ADDITIONAL INFORMATION

         Subject to future developments, Comcast may file with the Commission
(i) a preliminary proxy statement for solicitation of proxies from the shareholders of AT&T Corp. ("AT&T") in connection with AT&T's broadband tracking stock proposal and (ii) a registration statement to register the Comcast shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when and if available) and other relevant documents at the Commission's Internet web site at www.sec.gov. The proxy statement and registration statement (when and if available) and such other documents may also be obtained free of charge from Comcast by directing such request to: Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

         Comcast, its directors and certain other Comcast employees and advisors may be deemed to be "participants" in Comcast's solicitation of proxies from AT&T's shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.